ASX RELEASE | March 18, 2020 | ASX:PLL; NASDAQ:PLL

RESULTS OF GENERAL MEETING

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) (“Piedmont” or “Company”) advises that a general meeting of shareholders (“Meeting”) was held today, March 18, 2020, at 10.00am (WST).
The resolutions voted on were in accordance with the Notice of General Meeting previously advised to the Australian Securities Exchange (“ASX”).
All resolutions were decided on and carried by way of a poll.
In accordance with Section 251AA of the Corporations Act 2001, the details of the poll and the proxies received in respect of each resolution are set out in the attached summary.
For further information, please contact:
Keith D. Phillips	Timothy McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

This announcement has been authorized for release by the Company Secretary, Mr. Gregory Swan.

Piedmont Lithium Limited
General Meeting
March 18, 2020

Resolution	Number of Proxy Votes				Number and Percentage of Votes cast on the Poll			Voting Method	Result
	For	Against	Abstain	Proxy’s Discretion	For	Against	Abstain
1. Issue of Incentive Options to Mr. Keith Phillips	254,811,443	1,385,552	0	13,479,361	271,413,304 99%	1,385,552 1%	0	Poll	Passed – carried on vote by poll
2. Issue of Performance Rights to Mr. Keith Phillips	255,326,443	870,552	0	13,479,361	271,928,304 100%	870,552 0%	0	Poll	Passed – carried on vote by poll
3. Issue of Shares to Mr. Anastasios Arima	254,811,443	1,385,552	0	13,479,361	271,413,304 99%	1,385,552 1%	0	Poll	Passed – carried on vote by poll
4. Issue of Shares to Mr. Jeffrey Armstrong	254,811,443	1,385,552	0	13,479,361	271,413,304 99%	1,385,552 1%	0	Poll	Passed – carried on vote by poll
5. Issue of Shares to Mr. Jorge Beristain	254,811,443	1,385,552	0	13,479,361	271,413,304 99%	1,385,552 1%	0	Poll	Passed – carried on vote by poll
6. Issue of Shares to Mr. Levi Mochkin	254,811,443	1,385,552	0	13,479,361	271,413,304 99%	1,385,552 1%	0	Poll	Passed – carried on vote by poll

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